UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 Month of April 2022

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS

99.1Stock Exchange announcement dated 1 April 2022 entitled ‘Total voting rights and issued capital’
99.2Stock Exchange announcement dated 1 April 2022 entitled ‘Form 603 – Notice of initial substantial holder’
99.3Stock Exchange announcement dated 4 April 2022 entitled ‘Appendix 3X – Initial Director’s Interest Notice’
99.4Stock Exchange announcement dated 5 April 2022 entitled ‘Form 605 – Notice of ceasing to be a substantial holder’
99.5Media release dated 6 April 2022 entitled ‘Rio Tinto details $13.3 billion of taxes and royalties paid in 2021’
99.6Stock Exchange announcement dated 7 April 2022 entitled ‘Appendix 3Y – Change of Director’s Interest Notice’
99.7Stock Exchange announcement dated 8 April 2022 entitled ‘Form 603 – Notice of initial substantial holder’
99.8Stock Exchange announcement dated 8 April 2022 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.9Stock Exchange announcement dated 11 April 2022 entitled ‘Appendix 3Z – Final Director’s Interest Notice’
99.10Stock Exchange announcement dated 13 April 2022 entitled ‘Notice of dividend currency exchange rates – 2021 final and special dividends’
99.11Stock Exchange announcement dated 22 April 2022 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.12Stock Exchange announcement dated 22 April 2022 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.13Stock Exchange announcement dated 25 April 2022 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.14Stock Exchange announcement dated 25 April 2022 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.15Stock Exchange announcement dated 25 April 2022 entitled ‘Notification of cessation of +securities’
99.16Stock Exchange announcement dated 27 April 2022 entitled ‘Notification of dividend / distribution’
99.17Stock Exchange announcement dated 28 April 2022 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.18Stock Exchange announcement dated 29 April 2022 entitled ‘Block Listing Six Monthly Return’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	2 May 2022	Date	2 May 2022